SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                        IMPERIAL CREDIT INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)



           CALIFORNIA                              95-4054791
    (State of incorporation)            (IRS Employer Identification No.)



                            23550 Hawthorne Boulevard
                              Building 1, Suite 110
                               Torrance, CA 90505
               (Address of principal executive offices) (Zip Code)



      If this form relates to the               If this form relates to the
      registration of a class of securities     registration of a class of
      pursuant to Section 12(b) of the          securities pursuant to Section
      Exchange Act and is effective             12(g) of the Exchange Act and
      pursuant to General Instruction           is effective pursuant to
      A.(c), please check the following         General Instruction A.(d),
      box.  [ ]                                 please check the following
                                                box.  [X]


Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

            On September 23, 1998, the Board of Directors of Imperial Credit Industries, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value, of the Company (the "Common Shares"). The dividend is payable on October 12, 1998 (the "Record Date") to the stockholders of record at the close of business on that date. The description and terms of the Rights are set forth in an Agreement (the "Agreement") between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent").

            Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $0.0001 per share (the "Preferred Shares"), at a price of $40 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

            In the event that any person or group of affiliated or associated persons (other than (a) the Company, (b) any subsidiary of the Company, (c) any employee benefit plan of the Company or any subsidiary of the Company or (d) any entity holding Common Shares for or pursuant to the terms of any such plan) acquires beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") (with exceptions for persons who beneficially own 15% or more of the outstanding Common Shares as of the date of the Agreement, certain transferees of such persons and persons who beneficially own more 15% or more of the outstanding Common Shares as a result of the Company's acquisition of Common Shares), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

            If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.



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            Until the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares (with exceptions for persons who beneficially own 15% or more of the outstanding Common Shares as of the date of the Agreement, certain transferees of such persons and persons who beneficially own more 15% or more of the outstanding Common Shares as a result of the Company's acquisition of Common Shares); or
(ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be represented, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of these Rights.

            As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

            The Rights are not exercisable until the Distribution Date. The Rights will expire on October 2, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

            Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to


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

a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

            The value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares' dividend, liquidation and voting rights, approximate the value of one Common Share.

            At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (subject to adjustment).

            At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has become an Acquiring Person.


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

            The Agreement and the press release announcing the declaration of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.



ITEM 2.  EXHIBITS.

      1. Agreement, dated as of October 2, 1998, between Imperial Credit Industries, Inc. and U.S. Stock Transfer Corporation (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 5, 1998).

      2. Text of Press Release relating to the declaration of the Rights dated October 2, 1998 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 5, 1998).















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

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 2, 1998

                                    IMPERIAL CREDIT INDUSTRIES, INC.



                                       By:/s/ Irwin L. Gubman
                                          ---------------------------
                                          NAME: Irwin L. Gubman
                                         TITLE: General Counsel and Secretary

                                  EXHIBIT LIST

Exhibit
  No.                             Description
  ---                             -----------

   1. Agreement, dated as of October 2, 1998, between Imperial Credit Industries, Inc. and U.S. Stock Transfer Corporation (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 5, 1998).

   2. Text of Press Release relating to the declaration of the Rights dated October 2, 1998 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 5, 1998).